QuickBooks Live Year-End Performance Reports

Yornest, Inc.
For the period ended December 31, 2023

Prepared on
February 15, 2024

Table of Contents

Summary

The financial statements in this performance report include data from QuickBooks through the end of last month.

- The profit and loss shows your income, expenses, and net income.
- The profit and loss comparison shows your income, expenses, and net income compared to last year.
- The balance sheet shows what you own (assets), what you owe (liabilities), and what you invested (equity).

Profit and Loss

January - December 2023

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
Advertising & marketing	
Social media	755.41
Website ads	2,267.91
Total Advertising & marketing	**3,023.32**
Business licenses	15.00
Contract labor	343,980.39
Contributions to charities	6,045.54
General business expenses	
Bank fees & service charges	1,609.12
Memberships & subscriptions	549.00
Total General business expenses	**2,158.12**
Insurance	54.00
Legal & accounting services	
Accounting fees	2,275.00
Legal Fees	3,362.00
Total Legal & accounting services	**5,637.00**
Meals	
Meals with clients	1,160.03
Travel meals	1,203.85
Total Meals	**2,363.88**
Office expenses	
Merchant account fees	30.00
Office supplies	3,006.88
Shipping & postage	230.13
Software & apps	14,387.45
Total Office expenses	**17,654.46**
Rent	9,508.11
Travel	
Airfare	1,941.21
Hotels	82.37
Taxis or shared rides	1,707.14
Vehicle rental	469.35
Total Travel	**4,200.07**

	Total
Utilities	
Internet & TV services	15.00
Phone service	672.82
Total Utilities	**687.82**
Vehicle expenses	
Parking & tolls	417.89
Vehicle gas & fuel	700.07
Vehicle repairs	1,385.58
Total Vehicle expenses	**2,503.54**
Total Expenses	**397,831.25**
NET OPERATING INCOME	-397,831.25
NET INCOME	$ -397,831.25

Profit and Loss Comparison

January - December 2023

	Total	
	Jan - Dec 2023	**Jan - Dec 2022 (PY)**
INCOME		
Total Income		
GROSS PROFIT	**0.00**	**0.00**
EXPENSES		
Advertising & marketing		
Social media	755.41	
Website ads	2,267.91	
Total Advertising & marketing	**3,023.32**	
Business licenses	15.00	
Contract labor	343,980.39	
Contributions to charities	6,045.54	
General business expenses		
Bank fees & service charges	1,609.12	
Memberships & subscriptions	549.00	
Total General business expenses	**2,158.12**	
Insurance	54.00	
Legal & accounting services		
Accounting fees	2,275.00	
Legal Fees	3,362.00	
Total Legal & accounting services	**5,637.00**	
Meals		
Meals with clients	1,160.03	
Travel meals	1,203.85	
Total Meals	**2,363.88**	
Office expenses		
Merchant account fees	30.00	
Office supplies	3,006.88	
Shipping & postage	230.13	

	Jan - Dec 2023	Jan - Dec 2022 (PY)
Software & apps	14,387.45	
Total Office expenses	**17,654.46**	
Rent	9,508.11	
Travel		
Airfare	1,941.21	
Hotels	82.37	
Taxis or shared rides	1,707.14	
Vehicle rental	469.35	
Total Travel	**4,200.07**	
Utilities		
Internet & TV services	15.00	
Phone service	672.82	
Total Utilities	**687.82**	
Vehicle expenses		
Parking & tolls	417.89	
Vehicle gas & fuel	700.07	
Vehicle repairs	1,385.58	
Total Vehicle expenses	**2,503.54**	
Total Expenses	**397,831.25**	**0.00**
NET OPERATING INCOME	-397,831.25	0.00
NET INCOME	$ -397,831.25	$0.00

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking 1222	-1,409.13
Total Bank Accounts	**-1,409.13**
Total Current Assets	**-1,409.13**
TOTAL ASSETS	**$ -1,409.13**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Additional paid in capital	34,338.06
Common stock	
Andy Eastes	75,000.00
Anthony Brent Hinton	17,000.00
B&S Ventures LLC	25,000.00
Garrett French	30,000.00
GR Invest I LLC	25,000.00
H4 Properties LLC	20,000.00
James A. Vargo	25,000.00
Kentucky Science & Technology	550,000.00
Nick Zorn	10,000.00
Slav Ivanyuk	75,000.00
Sputnik ATX	100,000.00
Todd Brizendine	5,000.00
Wefunder SPV, LLC	56,150.00
Total Common stock	**1,013,150.00**
Investment Income	50,000.00
Reconciliation Adjustments	-694,560.95
Retained Earnings	
Shareholder Distributions	-6,504.99
Net Income	-397,831.25
Total Equity	**-1,409.13**
TOTAL LIABILITIES AND EQUITY	**$ -1,409.13**

Financial Report Disclaimer

These financial reports are based on the information you provided at the time of completion. We assume everything you submit is complete and accurate. If anything is missing or incorrect, the statements could be materially impacted.

The financial reports in this document may not be suitable for investors or others outside the company, and we can't represent or provide any warranty or guarantee as to their accuracy or completeness. Any reliance on these reports by others is at their own risk.

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